

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2023

Melker Nilsson
Chief Executive Officer
Capstone Dental Pubco, Inc.
154 Middlesex Turnpike
Burlington, MA 01803

> **Re: Capstone Dental Pubco, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed November 7, 2023**
> **File No. 333-274297**

Dear Melker Nilsson:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 3, 2023 letter.

Amendment to Form S-4 filed November 7, 2023

Discounted Cash Flow Analysis, page 134

1. Refer to our prior comment 4. We note as part of your revised disclosure, "In addition, several of the markets in which Keystone operates or intends to operate are mature markets, which makes projections extended to 10 years, while still uncertain, somewhat more predictable. Accordingly, Ladenburg believes that extending the projections to 10 years provides a more accurate depiction of Keystone's future trajectory and the factors influencing Keystone's Unlevered Free Cash Flow." Please further revise your disclosure to explain in sufficient detail why you believe a more mature market indicates that your projections for Keystone are more predictable. Please also revise to remove any reference to accuracy with regards to your discussion of projections and balance your discussion with the significant uncertainties with projections to ten years.

2.   We note the assumption that the "Check-Cap board confirmed that revenues should grow at a rapid pace in the first 6-7 years, averaging a 19.0% growth rate between the years of 2023 through 2027, on the basis that comparable companies generally achieve their highest market share during this period, while decreasing to average approximately 17% year over year from 2028 to 2033." Revise to substantiate the basis for this assumption and describe the "comparable companies" or clarify that the comparable companies considered are described at page 132. Please also revise to balance your disclosure here and throughout to remove any implication that revenues "should" grow at the projected rates. We note disclosure elsewhere in your filing which highlight the history of significant net losses, your expectation to continue to incur operating losses for the foreseeable future and you may not be able to achieve or sustain profitability.

Legal Proceedings, page 236

3.   We note your revised disclosure regarding Symetryx Corp. and their lawsuit against Check-Cap and its directors in the Haifa District Court. Here, and on page 121, please include a description of the factual basis alleged to underlie the proceeding, the relief sought and up to date information regarding the company's response to, both, the claim and all related pleadings. As appropriate, please also describe any material attendant risks related to this proceeding and its impact on Check-Cap and the consummation of the merger transaction.

Exhibits

4.   We note your response to prior comment 8 and your removal of certain distribution agreements as exhibits to your registration statement. At an appropriate section of your filing, please generally describe your distribution arrangements and related terms.

    Please contact Julie Sherman at 202-551-3640 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Mark Rosenstein